**13025777**

SECURI ... ON

ANNUAL AUDITED REPORT
FORM X-17A-5 2013 AUG 28 PM 3: 01
PART III SEC / TM

RECEIVED

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| SEC FILE NUMBER |
|---|
| 8- 69077 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013

_MM/DD/YY_ _MM/DD/YY_

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harken Capital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Ann Vinal Road

(No. and Street)

Scituate             MA             02066

(City)             (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Nelson             617-899-2048

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.

(Name – _if individual, state last, first, middle name_)

11 Vanderbilt Avenue Suite 200  Norwood             MA             02062

(Address)             (City)             (State)             (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Katherine Anderson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Harken Capital Securities, LLC _____ , as

of June 30 _____ , 20 13 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

[Notary seal]

_____
Signature

FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# HARKEN CAPITAL SECURITIES LLC

# FINANCIAL STATEMENTS

# JUNE 30, 2013

# LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Independent Auditor's Report

To the Members of
Harken Capital Securities LLC

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Harken Capital Securities LLC (the Company) as of June 30, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harken Capital Securities LLC as of June 30, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

_[signature]_, PC

Norwood, Massachusetts
July 25, 2013

# HARKEN CAPITAL SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2013

#### ASSETS

| | |
|---|---|
| Cash | $ 33,069 |
| Receivable from non-customers | 2,402,170 |
| Other assets | 2,422 |
| | $ 2,437,661 |

#### LIABILITIES AND MEMBER'S EQUITY

Liabilities:

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 10,953 |

| | |
|---|---|
| Member's Equity: | |
| Member's capital | 2,426,708 |
| | $ 2,437,661 |

The accompanying notes are an integral part of these financial statements.

## HARKEN CAPITAL SECURITIES LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED JUNE 30, 2013

| | |
|---|---|
| Revenues: | |
| Advisory fees | $ 3,289,662 |
| | |
| Expenses: | |
| Occupancy | 12,000 |
| Other expenses | 1,003,925 |
| | 1,015,925 |
| | |
| Net income | $ 2,273,737 |

The accompanying notes are an integral part of these financial statements.

# HARKEN CAPITAL SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---:|
| Balance at July 1, 2012 | $ | 71,697 |
| Capital contributions | | 81,274 |
| Net income | | 2,273,737 |
| Balance at June 30, 2012 | $ | 2,426,708 |

The accompanying notes are an integral part of these financial statements.

# HARKEN CAPITAL SECURITIES LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED JUNE 30, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 2,273,737 |
| Adjustments to reconcile net income to net cash flow from operating activities: | - |
| (Increase) Decrease in operating assets: | |
| Receivables from non-customers | (2,402,170) |
| Other assets | (1,022) |
| Increase (Decrease) in operating liabilities: | |
| Accounts payable, accrued expenses and other liabilities | 10,953 |
| Net cash from operating activities | (118,502) |
| Cash flows from investing activities: | - |
| Cash flows from financing activities: | |
| Capital contributions | 81,274 |
| Decrease in cash | (37,228) |
| Cash at beginning of the period | 70,297 |
| Cash at end of the period | $ 33,069 |

| | | |
|---|---|---|
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Interest | $ | 0 |
| Income taxes | $ | 0 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

# HARKEN CAPITAL SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS

## JUNE 30, 2013

## NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Massachusetts on March 8, 2012 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company markets financial products for its clients.

Basis of Accounting:

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company typically enters into contracts with clients calling for a success fee to be paid out once the sale ("the transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising and promotion costs as incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

# HARKEN CAPITAL SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS, CONTINUED

## JUNE 30, 2013

### NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that during the Company's first year of operations as a broker-dealer, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $22,116, which was $17,116 in excess of its required net capital of $5,000. The Company's net capital ratio was .5 to 1.

### NOTE 3 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash on deposit and accounts receivable. The Company places its cash on deposit with one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the year the Company's cash balance exceeded the federally insured limits. As of June 30, 2013 the cash balances in all accounts were below Federal insurance limits.

### NOTE 4 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

## NOTE 4 – FAIR VALUE CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 25, 2013, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# HARKEN CAPITAL SECURITIES LLC

# SUPPLEMENTARY SCHEDULES

# JUNE 30, 2013

# LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on**
**Supplementary Information Required by Rule 17a-5 of the**
**Securities and Exchange Commission**

To the Members of
Harken Capital Securities LLC

We have audited the accompanying financial statements of Harken Capital Securities LLC as of and for the year ended June 30, 2013 and have issued our report thereon dated July 25, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
July 25, 2013

# SCHEDULE I

## HARKEN CAPITAL SECURITIES LLC

### COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
### PURSUANT TO RULE 15c3-1

### JUNE 30, 2013

AGGREGATE INDEBTEDNESS:
    Accounts payable and accrued expenses      $    10,953

NET CAPITAL:
    Member's capital      $   2,426,708

ADJUSTMENTS TO NET CAPITAL
    Receivable from non-customers      $ (2,402,170)
    Non-allowable assets      (2,422)
     (2,404,592)

NET CAPITAL AS DEFINED      $     22,116

NET CAPITAL REQUIREMENT:      5,000

NET CAPITAL IN EXCESS OF REQUIREMENT:      $     17,116

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL      0.5 to 1

Reconciliation with Company's computation of net capital:

    Net capital as reported in the Company's
    Part IIA (unaudited), Focus Report      $     22,116
        Net audit adjustments      -
        Increase in non-allowables and haircuts      -
        Net capital per above      $     22,116

## SCHEDULE II

## HARKEN CAPITAL SECURITIES LLC

## COMPUTATION FOR DETERMINATION OF
## RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
## RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

### JUNE 30, 2013

Harken Capital Securities LLC is exempt from the reserve requirements of Rule 15c3-3(k)(2)(1) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal
Control Required by Rule 17a-5**

To the Members of
Harken Capital Securities LLC

In planning and performing our audit of the financial statements of Harken Capital Securities LLC
(the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards
generally accepted in the United States of America, we considered the Company's internal control
over financial reporting (internal control) as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do
not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including consideration
of control activities for safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions, we did not review the practices and procedures followed by the Company in any of the
following:

1. Making quarterly securities examinations, counts, verifications and comparisons and
   recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
July 25, 2013

# LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

### Independent Auditor's
### Report on Applying Agreed-Upon
### Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Harken Capital Securities LLC

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2013, which were agreed to by Harken Capital Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harken Capital Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harken Capital Securities LLC's management is responsible for Harken Capital Securities LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
July 25, 2013

# HARKEN CAPITAL SECURITIES LLC

## SCHEDULE OF ASSESSMENTS AND PAYMENTS

## FOR THE YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---|
| 1/31/2013 | SIPC, Washington DC | $ 436.00 |
| 8/21/2013 | SIPC, Washington DC | $ 7,788.00 |

See report of independent auditor on SIPC assessment form.